Exhibit 3.2

TETRALOGIC PHARMACEUTICALS CORPORATION

AMENDMENT NO. 2

TO

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

TetraLogic Pharmaceuticals Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the board of directors of the Corporation duly adopted resolutions declaring advisable the following amendments to the Fourth Amended and Restated Certificate of Incorporation of the Corporation and submitted the same to the stockholders of the Corporation for approval.  The resolutions setting forth the amendments are as follows:

RESOLVED, that Section A of Article FOURTH be amended in its entirety and replaced in its entirety with the following:

“A.          Authorized Capital.  The total number of shares of stock that the Corporation shall have authority to issue is 530,410,732 consisting of 325,000,000 shares of Common Stock, $0.0001 par value per share (the “Common Stock”), and 205,410,732 shares of Preferred Stock, $0.0001 par value per share (the “Preferred Stock”).  The Preferred Stock may be issued in one or more series.  The first series shall consist of 8,000,000 shares and is designated the Series A Convertible Preferred Stock (the “Series A Preferred”); the second series shall consist of 25,370,368 shares and is designated the Series B Convertible Preferred Stock (the “Series B Preferred,” and together with the Series A Preferred, the “Junior Preferred”); and the third series shall consist of 151,041,033 shares and is designated the Series C Convertible Preferred Stock (the “Series C Preferred”); and the fourth series shall consist of 20,999,331 shares and is designated the Series C-1 Convertible Preferred Stock (the “Series C-1 Preferred”)”;

and be it further

RESOLVED, that subsection 3(h)(iv) of Section B of Article FOURTH be amended by adding the following replacing subsection 3(h)(iv)(G) in its entirety with the following:

“(G)        The Convertible Securities issued pursuant to those certain Note Purchase Agreements between the Company and certain other parties named therein dated as of November 29, 2012, May 16, 2013, and October 25, 2013, the shares of Series C-1 Preferred and Series C Preferred issued upon the conversion of such Convertible Securities, and the shares of Common Stock issued upon conversion of such shares of Series C-1 Preferred and Series C Preferred; and

SECOND: That the foregoing amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the

“DGCL”) and were approved by the stockholders of the Corporation by written consent in accordance with Section 228 of the DGCL.

IN WITNESS WHEREOF, this Amendment No. 2 to the Fourth Amended and Restated Certificate of Incorporation of TetraLogic Pharmaceuticals Corporation has been signed this 6th day of November, 2013.

TETRALOGIC PHARMACEUTICALS CORPORATION

By:	/s/ J. Kevin Buchi
J. Kevin Buchi
Chief Executive Officer